

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2021

Christopher Keber
Chief Executive Officer
Shelter Acquisition Corporation I
6 Midland Street #1726
Quogue, NY 11959

> **Re: Shelter Acquisition Corporation I**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 29, 2021**
> **File No. 333-253213**

Dear Mr. Keber:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Since our sponsor, officers and directors will lose their entire investment in us if our business combination is not completed..., page 44

1.   We note disclosure in this risk factor and elsewhere regarding conflicts of interest in circumstances where the founder shares become worthless without an initial business combination. Please also disclose in quantitative and qualitative terms how economic incentives could result in substantial misalignment of interests where an initial business combination does occur. For example, since your sponsor and other initial stockholders acquired a 20% stake for approximately $0.004 per share and the offering is for $10.00 a share, the insiders could make a substantial profit after the initial business combination even if public investors experience substantial losses. Please revise here and risk factors accordingly.

Christopher Keber
Shelter Acquisition Corporation I
May 4, 2021
Page 2

       You may contact Michael Fay at 202-551-3812 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Tim Buchmiller at 202-551-3635 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Debbie Yee, P.C.